ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Mara L. Ransom/Daniel Porco – Legal
Jim Allegretto/Jason Niethamer – Accounting

Re:	DAVIDsTEA Inc.
Amendment No. 1 to
Draft Registration Statement on Form F-1
Confidentially submitted March 9, 2015
CIK No. 0001627606
SEC Comment Letter dated March 23, 2015

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR a complete copy (including certain exhibits) of the Company’s Registration Statement on Form F-1 (the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated March 23, 2015 (the “Comment Letter”) and certain other revisions and updated information.

For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement marked to indicate the changes from Amendment No. 1 to the Draft Registration Statement that was confidentially submitted to the Staff on March 9, 2015. The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition …, page 44

1.                                      We note your responses to comments 8 and 9 in our letter dated January 16, 2015. Please discuss how your initial results in the Unites States have “demonstrated the potential of [y]our brand and retail concept,” and how these results, in the opinion of management, justify the planned expansion into the United States. Further, please discuss management’s plan to increase brand awareness and address lower tea consumption in the United States market.

Response to Comment 1:

The Company advises the Staff that after considering the Staff’s comments 8 and 9 in the Staff’s letter of January 16, 2015, the Company revised the statement on pages 2 and 58 of the Registration Statement to clarify that the Company’s success in Canada together with its experience with its stores in the United States have positioned the Company to take advantage of the potential for growth in North America. To further describe the relationship between the results in Canada and in the United States and the Company’s future growth plans and further explain management’s opinion, the Company has provided additional disclosure on page 61 of the Registration Statement as well as regarding the Company’s brand awareness initiatives in North America.

As discussed on pages 5 and 61 of the Registration Statement, our strategy for growth involves focusing on our field marketing efforts and social media presence in order to promote brand awareness in our markets.  Management has already made significant strides in brand promotion efforts in the United States and believes that expansion of these efforts will create excitement around the DAVIDsTEA brand and drive tea consumption in markets in which the Company has a presence.  For example, the Company has received significant media coverage, including appearances on the Today Show, as well as appearing in articles in the Wall Street Journal, Boston Globe and San Francisco Chronicle, and has had successful field marketing events with the Boston Red Sox, San Francisco Giants, as well as a national co-branding campaign with Banana Republic.

The Company recognizes that growth within North America, particularly in the United States, carries risk. Risks related to our growth prospects, the uncertainty with respect to the United States market and lower tea consumption within the United States are each addressed in the Company’s risk factors, including on page 14.

Selected Operating and Financial Highlights

Results of Operations, page 47

2.                                      We note your response and amended disclosure to our comment 10 in our letter dated January 16, 2015. We continue to believe that you could provide a more thorough discussion explaining how, and the extent to which, qualitative factors impacted your results during the periods presented in your financial statements. If an increase in average ticket and an increase in the number of transactions were significant factors in understanding period to period changes, you should quantify them for each period presented and explain in detail how each metric impacted the change in your comparable sales. Please revise your filing.

Response to Comment 2:

The Company advises the Staff that the most significant factor in the increase in sales from fiscal 2013 to fiscal 2014 and from fiscal 2012 to fiscal 2013 was the contributions to non-comparable sales during the respective periods of new stores opened during the prior 13 months. This has been disclosed on page 48 of the Registration Statement in response to the Staff’s Comment 3. In the future, if either average ticket or the number of customer transactions is a significant factor in understanding period-to-period changes, the Company will quantify such changes in its discussion and analysis.

3.                                      We note your response to comment 11 in our letter dated January 16, 2015. Please provide an analysis of the nominal dollar change in your total sales between comparable sales and non-comparable sales.

Response to Comment 3:

In response to the Staff’s comment, the Company has included disclosure on page 48 of the Registration Statement demonstrating the portion of total sales growth attributable to comparable and non-comparable sales and has included on the same page its analysis of the growth of comparable and non-comparable sales as well as the percentage by which comparable sales have grown for each fiscal year reported.

Executive and Director Compensation, page 77

4.                                      In your next amendment, please update your executive compensation disclosure to provide compensation information for the fiscal year ended January 31, 2015. Please see Compliance and Disclosure Interpretations—Regulation S-K Question 217.11 available on our website, www.sec.gov.

Response to Comment 4:

The Company has included executive compensation disclosure for the fiscal year ended January 31, 2015 in the Registration Statement in response to the Staff’s Comment 4.

Undertakings, page II-7

5.                                      We note your response to comment 15 in our letter dated January 16, 2015. However, please provide the undertakings set forth in Item 512(a)(6) of Regulation S-K as the undertakings, and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities.

Response to Comment 5:

In response to the Staff’s comment the Company has included the undertakings set forth in Item 512(a)(6) of Regulation S-K on page II-7 of the Registration Statement.

*  *  *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:
Sylvain Toutant
Luis Borgen